600 Grant Street, Suite 4600
Pittsburgh, Pennsylvania 15219
(412) 456-4400
Fax (412) 456-4404

October 9, 2012

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ampco-Pittsburgh Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the quarterly period ended June 30, 2012
Filed August 9, 2012
File No. 001-00898

Dear Mr. Cascio:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated September 11, 2012 regarding the Annual Report on Form 10-K filed by Ampco-Pittsburgh Corporation (the “Company”) for the Company’s fiscal year ended December 31, 2011 (the “Form 10-K”) and the Quarterly Report on Form 10-Q filed by the Company for the Company’s fiscal quarter ended June 30, 2012. Set forth below are the Staff’s comments and our responses.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Note 17 – Asbestos Insurance, page 49

COMMENT NO. 1:

Please clarify for us the specific nature of the claims that are included in the $77.5 million of receivables that you expect to recover under excess insurance policies that are the subject of the declaratory judgment action. For example, tell us what claims fall under the Coverage

Mr. Brian Cascio

Securities and Exchange Commission

October 9, 2012

Arrangement versus the excess insurance policies. Please also tell us the average age of the $77.5 million receivables and whether any amounts have been collected from the excess insurance carriers.

RESPONSE:

All claims included in the $77.5 million portion of the Company’s overall receivable for insurance recoveries, which is the portion that we expected to recover under excess insurance policies that are the subject of the declaratory judgment action referenced on page 49 of the Form 10-K, are either pending asbestos-related bodily injury claims or future asbestos-related bodily injury claims projected to be asserted through 2020. In our evaluation of the amount of insurance recovery that was probable for accounting purposes and properly recorded, we did not evaluate these pending and projected claims on an individual claim-by-claim basis. Instead, we analyzed the Company’s aggregate estimated potential liability for pending claims and future claims projected to be asserted through 2020 and then estimated the Company’s probable aggregate insurance recovery based on that aggregate estimated potential liability. In making this estimation of the Company’s probable aggregate insurance recovery, we considered the facts and factors set forth in our response to the Staff’s Comment No. 1 in its letter to us dated July 18, 2012 (the “July Letter”), as well as the applicable GAAP literature cited in our response to the Staff’s Comment No. 1 in the July Letter. As a result of this approach to estimating the Company’s probable aggregate insurance recovery, no amount of the Company’s insurance receivable is allocable to any individual claim (whether pending or projected), and it is not possible at this time to categorically segregate pending and projected claims included in the insurance receivable into either (i) claims which fall under the Coverage Agreement (as defined on page 49 of the Form 10-K) or (ii) claims which we would expect to recover under excess insurance policies that have been the subject of the Company’s declaratory judgment action (the “Action”), which is further described in our response to the Staff’s Comment No. 3 below. Also, there is no related aging of any part of the Company’s insurance receivable, and no amount of the Company’s receivable for insurance recoveries has been collected to date from the excess insurance carriers which have been parties to the Action.

We note to the Staff that the Company and its Air & Liquid Systems Corporation (“Air & Liquid”) subsidiary entered into a settlement agreement, which became effective on October 8, 2012, with eight of the 13 domestic excess insurers which the Company and Air & Liquid named in the Action (the “Excess Insurer Agreement”). The Excess Insurer Agreement is further described in our response to the Staff’s Comment No. 3 below.

Mr. Brian Cascio

Securities and Exchange Commission

October 9, 2012

COMMENT NO. 2:

We note from your response to our prior comment 1 that you have not tendered to any of the defendant insurers any asbestos claims. However, in your response to comment 1 to our letter dated July 18, 2012, you indicated that one of the primary considerations in determining that the payments were probable and appropriately recorded as receivables was that none of the excess insurance carriers that are parties in the litigation have denied coverage. Please clarify for us how you were able to conclude that the excess insurance carriers have not denied coverage when, based upon your response, it appears you have not submitted any claims to them.

RESPONSE:

In our response to the Staff’s Comment No. 1 in the July Letter, we listed facts and factors considered by the Company in determining the amount of its aggregate receivable for insurance recoveries as of December 31, 2011 that was probable for accounting purposes and appropriately recorded, as reflected in the financial statements included in the Form 10-K. In that response, we intended to convey the concept that, in the ordinary course dealings that the Company had with the excess insurance carriers which have been parties to the Action, nothing had occurred which gave the Company any reason to believe that the assumptions underlying its determination of the amount of the aggregate receivable for insurance recoveries that is probable for accounting purposes were inaccurate in any material respect or should be changed, notwithstanding that the Company had not formally tendered any asbestos claim to any of such insurers. We note to the Staff that we continue to believe that such underlying assumptions were appropriate, and we believe that the Excess Insurer Agreement, as further described in our response to the Staff’s Comment No. 3 below, is generally consistent with our prior experience in reaching settlement agreements similar to the Excess Insurer Agreement with insurance companies with which we had previously been in declaratory judgment litigation. As indicated in our response to the Staff’s Comment No. 1 in the July Letter, that prior experience was one of the factors we considered in determining the amount of the Company’s aggregate receivable for insurance recoveries as of December 31, 2011 that was probable for accounting purposes and appropriately recorded and reflected in the financial statements included in the Form 10-K. As stated in our response to the Staff’s Comment No. 3 below, the defendant insurers in the Action, including the eight insurers which are party to the Excess Insurer Agreement, filed answers denying that the Company and Air & Liquid are entitled to the relief which they have sought in the Action and raising a number of affirmative defenses to coverage. Because the positions taken by the defendant insurers in their answers are routine defenses typically asserted at the outset of declaratory judgment actions similar to the Action, we did not consider, and continue to not consider, the mere assertion of those relatively predictable positions by the defendant insurers in the Action to be reflective of the likelihood of any particular outcome in the Action or to be indicative of any unwillingness on the part of the defendant insurers, including the parties to the Action which are not parties to the Excess Insurer Agreement, to proceed to settlement agreements, such as the Excess Insurer Agreement, with us.

Mr. Brian Cascio

Securities and Exchange Commission

October 9, 2012

COMMENT NO. 3:

In this regard, we see from your response that the insurance companies have filed answers in the declaratory judgment action denying that you are entitled to the relief sought in the declaratory judgment and raised a number of affirmative defenses to coverage. Please tell us the status of these matters and clarify how this was considered in your determination that collection of the insurance receivables is probable.

RESPONSE:

As noted in our response to the Staff’s Comment No. 1, the Company and Air & Liquid entered into the Excess Insurer Agreement, which became effective on October 8, 2012, with eight of the 13 domestic excess insurers which the Company and Air & Liquid named in the Action. The Action remains on-going with respect to defendant insurers not party to the Excess Insurer Agreement, and related discovery in the Action is continuing. Based on our prior experience in reaching settlement agreements with insurance companies with which we previously have been in declaratory judgment litigation, including affiliates of defendant insurers in the Action, as well as our consultations with our outside advisors, we continue to believe that the remaining defendant insurers in the Action ultimately will enter into settlement agreements such as the Excess Insurer Agreement with us or that there will be a declaratory judgment entered in the Action to adjudicate the relative rights and obligations of the defendant insurers not party to the Excess Insurer Agreement. To date, nothing has led the Company to believe that any of the assumptions underlying its prior determinations of the amount of the aggregate receivable for insurance recoveries that was probable for accounting purposes were inaccurate in any material respect or should be changed.

As we stated in our response to Comment No. 1 in the Staff’s letter to us dated August 13, 2012 (the “August Letter”), which asked us to state whether any asbestos claims included in our receivables at the end of the 2011 fiscal year are being disputed by insurance companies, the defendant insurers in the Action, including the eight insurers which are party to the Excess Insurer Agreement, filed answers denying that the Company and Air & Liquid are entitled to the relief which they have sought in the Action and raising a number of affirmative defenses to coverage. We continue to believe that our noting to the Staff that the defendant insurers had taken those positions in their answers was responsive to the Staff’s comment in the August Letter. Because, however, the positions taken by the defendant insurers in their answers are routine defenses typically asserted at the outset of declaratory judgment actions similar to the Action, we did not consider, and continue to not consider, the mere assertion of those relatively

Mr. Brian Cascio

Securities and Exchange Commission

October 9, 2012

predictable positions by the defendant insurers in the Action to be reflective of the likelihood of any particular outcome in the Action or to be indicative of any unwillingness on the part of the defendant insurers, including the parties to the Action which are not parties to the Excess Insurer Agreement, to proceed to settlement agreements, such as the Excess Insurance Agreement, with us. As indicated above, we entered the Excess Insurer Agreement with a substantial subset of the defendant insurers who asserted those affirmative defenses in the Action. For these reasons, we continue to believe that none of the assumptions underlying the Company’s determination of the amount of the aggregate receivable for insurance recoveries that is probable for accounting purposes were inaccurate in any material respect or should be changed.

Form 10-Q for the quarterly period ended June 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations for the Three and Six Months Ended June 30, 2012 and 2011, page 17

COMMENT NO. 4:

We note that your revenues in the six months ended June 30, 2012 decreased by approximately 22% as compared to the corresponding period in 2011. We also note your discussion that the decrease is related to both changes in product mix and the volume of shipments. In future filings, to the extent reasonably possible, please quantify and further discuss the effect of each material factor contributing to the change. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

RESPONSE:

We acknowledge the Staff’s comment. In future filings, to the extent reasonably possible, we will quantify and further discuss the effect of each material factor contributing to significant changes in our period-over-period results, in each case in accordance with the guidance referenced in the Staff’s comment.

*        *        *

Mr. Brian Cascio

Securities and Exchange Commission

October 9, 2012

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, please contact me at 412-456-4410 at your earliest convenience.

Sincerely,

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Marliss D. Johnson
Marliss D. Johnson
Vice President, Controller and Treasurer